Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
---------------------

Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com



    LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- HOLDINGS'
        FIRST QUARTER RESULTS SIGNIFICANTLY EXCEED EXPECTATIONS

 EPS Surpasses Analysts' Consensus Forecast on Strong Volume Growth


Burlington, NC, April 24, 2000 - Laboratory Corporation of America-registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced results for the quarter ended March 31, 2000.

Net sales for the first quarter were $462.7 million, operating income was $57.4 million, and net income was $25.7 million. Basic and diluted earnings per common share were $0.08 and $0.07, respectively. This compares with net sales of $417.9 million, operating income of $34.3 million, net income of $14.1 million, and basic and diluted earnings per common share of $0.02 for the same period in 1999.

The 10.7 percent increase in net sales is the result of an 8.1 percent increase in volume and a 2.6 percent increase in price. The growth in volume was the largest same period, year-over-year increase since LabCorp was formed in 1995. Growth in all key business segments generated the volume increase, with hospitals and managed care accounts making the largest gains, followed by continued growth in specialized infectious disease testing. The price increase reflects the Company's ongoing efforts to obtain appropriate pricing for its services. The Company also announced that full year diluted earnings per common share are likely to exceed the current consensus analysts' forecast by approximately 25 percent.

Earnings before interest, taxes, depreciation, and amortization
(EBITDA) were $78.3 million for the first quarter of 2000, or 16.9 percent of net sales, versus $55.4 million, or 13.3 percent of net sales, for the comparable period in 1999.  Days sales outstanding
(DSO) for the quarter improved to 72 days from 74 days at the end of
1999. At the end of the quarter the balance owed on LabCorp's term loan was reduced to $544.5 million from $573.4 million at the end of
1999, and its $450 million revolving line of credit facility remained at zero.  Operating cash flow for the quarter was $48.5 million, compared
to $25.1 million in the first quarter of 1999.  "By   every   measure,
our  first  quarter   performance   exceeded expectations,"  said
Thomas  P.  Mac  Mahon,  chairman  of  LabCorp. "Across  the  board topline gains in volume and price continued to benefit our financial performance, supported by our strategies to increase volume through hospital and selected managed care accounts, and by building volume in key esoteric testing segments. Volume for HIV viral load, HIV resistance, hepatitis C, and molecular genetics testing surpassed internal projections
for the quarter.   Driven  by the  rapid pace of scientific breakthroughs
and medical advances, as well as our strategy to unlock the potential of our enormous base of testing information, LabCorp will continue to set the standard for technological leadership in our field."

A live broadcast of LabCorp's quarterly conference call will be available online at www.labcorp.com or at www.streetfusion.com, on April 25, 2000, beginning at 10:00 a.m. Eastern Daylight Time, with an online rebroadcast continuing through July 16, 2000.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7  billion  in  1999.  With  18,000  employees and  over 100,000  clients  nationwide,  the company  offers  more than
2,000 clinical tests ranging  from  simple blood   analyses  to
sophisticated  molecular  diagnostics.  LabCorp leverages  its  expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in
Research Triangle Park  (RTP),  North  Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in  Burlington,
North  Carolina,  performs  the  largest  volume  of specialty   testing
in  the  network.   LabCorp's  clients   include physicians, state and
federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.

                           - End of Text -

                         - Table to Follow -

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             LABORATORY CORPORATION OF AMERICA HOLDINGS
                  Summarized Financial Information
            (Dollars in millions, except per share data)

                                                     (Unaudited)
                                                  Three Months Ended
                                                       March 31,
                                                ----------------------
                                                2000              1999
                                                ----------------------

Statement of Operations Data:

Net sales                                       $ 462.7        $ 417.9
Cost of sales                                     279.2          266.5
Selling, general and administrative               118.4          109.2
Amortization of intangibles and other assets        7.7            7.9
                                                 ------         ------
Operating income                                   57.4           34.3
                                                 ======         ======
Earnings before income taxes                       47.6           22.8

Provision for income taxes                         21.9            8.7
                                                 ------         ------
Net earnings                                       25.7           14.1

Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        14.9           11.2
                                                 ------         ------
Net income attributable to common
  shareholders                                  $  10.8        $   2.9
                                                 ======         ======
Basic earnings per share                        $   0.08       $   0.02
                                                 =======        =======
Diluted earnings  per share                     $   0.07       $   0.02
                                                 =======        =======

Weighted average shares for basic                 127.6          126.1
                                                 ------         ------
Weighted average shares for diluted               344.1          126.1
                                                 ------         ------

                                        (Unaudited)
                                     Three Months Ended          Year Ended
                                         March 31,               December 31,
                                     -------------------         ------------
                                            2000                     1999
                                     -------------------         ------------
Balance Sheet Data:
Cash and cash equivalent                $    40.9                $    40.3
Accounts receivable, net                    368.2                    348.0
Property, plant & equipment                 271.4                    273.2
Intangible assets, net                      801.6                    803.9
Other assets                                117.8                    124.8
                                         --------                 --------
                                        $ 1,599.9                $ 1,590.2
                                         ========                 ========
Total bank debt                         $   544.5                $   573.4
Other liabilities                           298.9                    282.6
Redeemable preferred stock                  568.9                    558.7
Shareholders' equity                        187.6                    175.5
                                         --------                 --------
                                        $ 1,599.9                $ 1,590.2
                                         ========                 ========